Gazit-Globe Ltd.

1 HaShalom Road

Tel-Aviv 67892, Israel

July 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Angela McHale
Senior Counsel

Re:	Gazit-Globe Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 16, 2014
File No. 001-35378

Dear Ms. McHale:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated July 17, 2014 (the “Comment Letter”), relating to the Annual Report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2013, filed by Gazit-Globe Ltd. (the “Company”) on April 16, 2014. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Item 4. Information on the Company, page 26

Our Competitive Strengths, page 28

1.	We note your response to comment 1 of our letter dated May 30, 2014. Please tell us whether management considers same property NOI to be a key performance indicator. To the extent management considers same property NOI to be a key performance indicator, please continue to include such disclosure and discuss the relative impact of occupancy and rent rate changes in future Exchange Act periodic filings.

Management considers same property NOI to be a key performance indicator. Management will continue to include such disclosure in this Item. In addition, management will discuss the relative impact of occupancy and rent rate changes on same property NOI in “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations” in future Exchange Act periodic filings.

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Ms. Angela McHale

Securities and Exchange Commission

July 21, 2014

In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 20-F; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*            *             *

If you have any questions with respect to the foregoing, please contact me at 972-3-694-8000 or gkotler@gazitgroup.com. Please also cc James Perlin, Esq. at jperlin@gazitgroup.com and Phyllis Korff, Esq. at Phyllis.korff@skadden.com on all future written correspondences.

Very truly yours,

Gazit-Globe Ltd.

By:	/s/ Gil Kotler
Gil Kotler
Senior Executive Vice President and Chief Financial Officer

Cc:	James Perlin, Esq.
Phyllis Korff, Esq.

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